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Aeropostale Enters Into Commitment Letter With Affiliates of Sycamore Partners for Strategic Partnership and $150 Million Financing

NEW YORK, March 13, 2014 — Aeropostale, Inc. (NYSE: ARO), a mall-based specialty retailer of casual apparel for young women and men, today announced that it has signed a commitment letter with Sycamore Partners and its affiliates for a strategic partnership and $150 million in senior secured credit facilities. The senior secured credit facilities will consist of a five-year $100 million term loan facility and a ten-year $50 million term loan facility that includes a sourcing arrangement with MGF Sourcing, an affiliate of Sycamore Partners.

Under the terms of the commitment letter, Aeropostale will also issue convertible preferred stock to Sycamore Partners. The convertible preferred stock gives Sycamore Partners the right to acquire up to 5% of the Company’s common stock at an exercise price of $7.25, the closing price of the Company’s common stock on March 12, 2014. Combined with Sycamore Partners’ current ownership of Aeropostale’s outstanding common stock, Sycamore Partners’ ownership on an as-converted basis would increase to approximately 12.3% of the Company’s outstanding common stock.

The new strategic sourcing partnership with MGF Sourcing significantly diversifies Aeropostale’s apparel production, and all of the Company’s sourcing orders will continue to be awarded through a competitive bidding process. The sourcing partnership will result in Aeropostale’s commitment to complete minimum merchandise purchases each year for ten years. As the Company fulfills its minimum purchase requirements under the sourcing partnership, all amortization payments of the associated facility will be fully rebated.

Stefan Kaluzny, a managing director at Sycamore Partners, will be joining Aeropostale’s Board of Directors upon the closing of this transaction. In addition to Mr. Kaluzny, Sycamore Partners will receive the right to appoint one additional member to the board, with a third independent appointee to be mutually agreed upon by Aeropostale and Sycamore Partners. The Board of Directors will increase from 11 to 12 members.

Thomas P. Johnson, Chief Executive Officer of Aeropostale, commented, “We look forward to working with Stefan and the Sycamore Partners team, and to the valuable retail and operational expertise they bring to Aeropostale. The terms of our commitment letter with Sycamore Partners are very attractive and provide us with significantly improved financial flexibility backed by their substantial knowledge of the retail industry. Once the arrangement is in place, we will have additional runway to continue to implement our merchandising, marketing and operational strategies designed to reposition the Aeropostale brand. Further, the arrangement will enable us to diversify and augment our already powerful sourcing base with MGF Sourcing, which we believe will offer opportunities to further optimize our supply chain. We strongly believe that our strategy is the correct one to drive long-term value for shareholders.”

Mr. Kaluzny stated, “As demonstrated by our firm’s significant existing equity ownership in Aeropostale, as well as this new strategic partnership and financing, we believe there is tremendous value in Aeropostale’s business. We look forward to partnering with the Company’s other Board members and management team to help Aeropostale realize the full potential of its brand.”

Karin Hirtler-Garvey, Chairperson of the Board of Aeropostale, commented, “We are pleased to enter a strategic partnership with Sycamore Partners and look forward to the fresh insights and contributions we expect they will bring to Aeropostale’s business. Sycamore Partners possesses deep expertise in the retail industry as well as many years of experience supporting companies in achieving their growth objectives. The strategic sourcing partnership and financing by affiliates of Sycamore Partners will bring an infusion of capital and more strongly positions Aeropostale, enabling the Company’s management team to continue executing key strategic initiatives to turn around the business and generate long-term value for shareholders.”

The effective blended cost of capital for the combined $150 million financing is approximately 6.7%, resulting from a 10% interest rate on the $100 million facility and a 0% net effective cost of capital on the $50 million facility. With respect to the $100 million facility, up to 50% of the interest can be paid-in-kind during the first three years and up to 20% can be paid-in-kind during the final two years. Sycamore Partners’ senior secured credit facilities will be secured by a second priority security interest in all current assets of the Company and its certain subsidiaries that are pledged already for the benefit of Aeropostale’s revolving credit facility lenders, and a first priority security interest in the Company and its certain subsidiaries’ remaining fixed assets.

Aeropostale retained Barclays as its exclusive financial advisor and placement agent to explore investment and financing alternatives. The commitment letter with Sycamore Partners and its affiliates announced today was the culmination of that review process. Weil, Gotshal & Manges LLP served as legal advisor to Aeropostale.

The commitment letter includes customary conditions, including the requirement that the parties negotiate and execute definitive documentation. There can be no assurance that the conditions will be satisfied or, if so, when.

Additional information regarding the commitment letter can be obtained in the Company’s Form 8-K to be filed with the Securities and Exchange Commission.

About Aeropostale, Inc.

Aeropostale®, Inc. is a primarily mall-based, specialty retailer of casual apparel and accessories, principally targeting 14 to 17 year-old young women and men through its Aeropostale® stores and 4 to 12 year-old kids through its P.S. from Aeropostale® stores. The Company provides customers with a focused selection of high quality fashion and fashion basics at compelling values in an innovative and exciting store environment. Aeropostale® maintains control over its proprietary brands by designing, sourcing, marketing and selling all of its own merchandise. Aeropostale® products can only be purchased in Aeropostale® stores and online at www.aeropostale.com. P.S. from Aeropostale® products can be purchased in P.S. from Aeropostale® stores and online at www.ps4u.com and www.aeropostale.com. The Company currently operates 864 Aeropostale® stores in 50 states and Puerto Rico, 78 Aeropostale stores in Canada and 151 P.S. from Aeropostale® stores in 31 states and Puerto Rico. In addition, pursuant to various licensing agreements, our licensees currently operate 99 Aeropostale® locations and one Aeropostale® and P.S. from Aeropostale® store in the Middle East, Asia, Europe, and Latin America. On November 13, 2012, Aeropostale, Inc. acquired substantially all of the assets of online women’s fashion footwear and apparel retailer GoJane.com, Inc. Based in Ontario, California, GoJane.com focuses primarily on fashion footwear, with a select offering of contemporary apparel and other accessories.

About Sycamore Partners

Sycamore Partners is a private equity firm based in New York. Sycamore raised its first fund in 2011 with more than $1 billion in commitments from leading foundations, endowments, family offices, pension and sovereign wealth investors. Sycamore specializes in consumer and retail-related investments and its strategy is to partner with established management teams to improve the operating performance of their businesses. The firm’s investment portfolio currently includes Hot Topic, Inc.; The Talbots, Inc.; MGF Sourcing; and Pathlight Capital. For more information, please visit

www.SycamorePartners.com.

About MGF Sourcing

MGF Sourcing is one of the largest apparel sourcing, manufacturing, and supply chain companies in the world. Formerly part of L Brands, MGF Sourcing received a controlling investment from Sycamore Partners in November 2011. With more than 40 years of experience and over 700 skilled associates worldwide, MGF Sourcing is proud to be the sourcing and production partner to some of the world’s best apparel brands.

SPECIAL NOTE: THIS PRESS RELEASE AND ORAL STATEMENTS MADE FROM TIME TO TIME BY REPRESENTATIVES OF THE COMPANY CONTAIN CERTAIN “FORWARD-LOOKING STATEMENTS” MADE IN RELIANCE UPON THE SAFE HARBOR PROVISIONS OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, CONCERNING EXPECTATIONS FOR SALES, STORE OPENINGS, GROSS MARGINS, EXPENSES, STRATEGIC DIRECTION AND EARNINGS. ACTUAL RESULTS MIGHT DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. AMONG THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO MATERIALLY DIFFER INCLUDE, CHANGES IN THE COMPETITIVE MARKETPLACE, INCLUDING THE INTRODUCTION OF NEW PRODUCTS OR PRICING CHANGES BY OUR COMPETITORS, CHANGES IN THE ECONOMY AND OTHER EVENTS LEADING TO A REDUCTION IN DISCRETIONARY CONSUMER SPENDING; SEASONALITY; RISKS ASSOCIATED WITH CHANGES IN SOCIAL, POLITICAL, ECONOMIC AND OTHER CONDITIONS AND THE POSSIBLE ADVERSE IMPACT OF CHANGES IN IMPORT RESTRICTIONS; RISKS ASSOCIATED WITH UNCERTAINTY RELATING TO THE COMPANY’S ABILITY TO IMPLEMENT ITS GROWTH STRATEGIES, AS WELL AS THE OTHER RISK FACTORS SET FORTH IN THE COMPANY’S FORM 10-K AND QUARTERLY REPORTS ON FORM 10-Q, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS TO REFLECT SUBSEQUENT EVENTS OR CIRCUMSTANCES.

Company Contact:
Susan Lewis/VP, Investor & Media Relations
(646) 364-0215 or slewis@aeropostale.com

Media Contact:
Leigh Parrish, FTI Consulting
(212) 850-5651 or
leigh.parrish@fticonsulting.com

Sycamore Partners Contact:
Michael Freitag or Blair Fasbender
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449